UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Centers for Age Control Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Wyoming

     Date of organization
     March 2, 2016

Physical address of issuer
7582 Las Vegas Blvd South , Number 219, Las Vegas , NV 89123

Website of issuer
www.agemeter.com

Name of co-issuer
WeFunder

Legal status of co-issuer

     Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 11, 2021

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$207,970.26	$184,184.10
Cash & Cash Equivalents	$7,408.04	$18,218.98
Accounts Receivable	$3,364.00	$3,250.00
Short-term Debt	$61,240.05	$90,306.26
Long-term Debt	$74,700.00	$74,700.00
Revenues/Sales	$27,730.72	$72,874.41
Cost of Goods Sold	$12,711.01	$37,759.18
Taxes Paid	$0.00	$247.00
Net Income	-$10,565.88	$5,872.26

August 10, 2023

FORM C-AR

Centers for Age Control Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Centers for Age Control Inc., a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.agemeter.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 10, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Centers for Age Control Inc. (the "Company") is a Wyoming Corporation, formed on March 2, 2016.

The Company is located at 7582 Las Vegas Blvd South , Number 219, Las Vegas , NV 89123.

The Company's website is www.agemeter.com.

The information available on or through our website is not a part of this Form C-AR.

WeFunder (the "Co-Issuer") is a Delaware Limited Liability Company, formed on November 11, 2021.

The Co-Issuer is located at 4104 24th St. , PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Centers for Age Contol has a noninvasive device that calculates the age at which a person's body actually functions, AgeMeter Functional Age test for the Next Major Emerging Industry: Aging Reversal. Harvard Research is making possible what nearly everyone has wanted since the dawn of civilization. The industry platform provided by the AgeMeter offers functional age testing app to validate aging reversal therapies, global cloud database to track progress worldwide, and integration with other health apps.

RISK FACTORS

Risks Related to the Company's Business and Industry

Success is contingent upon the emergence of the new Aging Reversal Market.
Delay could affect the staying power of our Company.

A better funded competitor could emerge before our company has scaled to the required level of entrenchment to survive.

Our success could be compromised by events such as climate change, economic downtowns, or pandemics that make our product less essential than basic survival priorities.

New laws could be passed by government entities, reducing the viability of our business model.

Unexpected new hacking technologies could be developed, making it difficult for a software-based business such as ours to recover.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. there can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the company in such a transaction, but such an opportunity cannot be assured.

The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company.
The decline of an opportunity or the inability of the Investor to make a follow-up investment, or the lack of an opportunity to make such a follow-on-investment, may result in substantial dilution of the Investor's interest in the company.

Additional issuances of securities.
Following the Investor's investment in the company, the company may sell interests to additional investors which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the company in such a transition, but such opportunity cannot be assured The amount of additional financing needed by the Company, if any, will depend, upon the maturity and objectives of the company. The decline of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Issuer repurchases of securities
The company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer
As a minority of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the

executive management of the Company and Board of Directors of the company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of Directors of the company. If the Board of Directors of the company authorizes a sale of all or a part of the company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company will be equal to or exceed the value of the Investors initial investment in the company.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Centers for Age Control Inc. has a noninvasive device that calculates the age at which a person's body actually functions, AgeMeter Functional Age test for the Next Major Emerging Industry: Aging Reversal. Harvard Research is making possible what nearly everyone has wanted since the dawn of civilization. The industry platform provided by the AgeMeter offers functional age testing app to validate aging reversal therapies, global cloud database to track progress worldwide, and integration with other health apps.

Business Plan - The Company

The AgeMeter can provide substantial income for medical practices, fitness centers, and hospital systems, and be a valuable tool for researchers, universities, and a mobile app for individuals interested in warding off the effects of aging. In 5 years, the Company wants to be the central source for all aspects of validation testing and data as well as unique therapies for the aging-reversal industry. AgeMeter can be used to validate biological age tests/DNA testing and the results of aging-reversal health programs or therapies in every major region in the world. The Company will broaden its reach in each region while adding new tests and therapies.

Business Plan - The Co-Issuer

WeFunder (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Companies in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Companies ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders with regard to:
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
AgeMeter	Functional age testing app to validate aging reversal therapies, global cloud database to track progress worldwide, and integration with other health apps. Functional age is estimated by	Medical practices, fitness centers, researchers, consumers

	testing physiological biomarkers that decline with age. AgeMeter Cloud Database is updated by every test worldwide as an ever expanding Global Aging Study providing continually improving precision of Functional Age Algorithm.	

New Biomarkers are constantly being researched and added.

In the Company will also reach its customers through a consumer freemium app, converting free users to premium via subscription offerings, and the company will receive consumer revenue from portions of test payments at medical and fitness centers.

Competition

The Company's primary competitors are companies that test blood and DNA to estimate biological age. The AgeMeter estimates functional age with a series of non-invasive physiological tests.

The AgeMeter Functional Age Test App can be taken by anyone with a computer and can also be used to validate whether a person's body actually functions at the age indicated biological age tests.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills.

AgeMeter is used by doctors, researchers, and individuals who can measure and monitor their aging-reversal health programs. Revenue will be from the app to individuals and is currently from the professional kit to medical and fitness centers and researchers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US-	Compositions	The invention	July 26, 2018	June 21, 2022	United States

		includes compositions and methods preventing or reversing the symptoms of aging in a subject in need thereof comprising administering to the subject an amount of a composition comprising a number of compounds.			
11364187-B2	and methods for preventing and reversing aspects of aging				

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5645521	Medical instruments for measuring and displaying physical biomarkers	Age Meter	February 14, 2017	January 1, 2019	USA
6193093	Medical instruments for measuring and displaying physical biomarkers	Design Mark	November 25, 2019	November 10, 2020	USA

Governmental/Regulatory Approval and Compliance

The AgeMeter Functional Age Test is not a medical device. It is a scientific measurement tool. Approval is not required by the FDA.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 7582 Las Vegas Blvd South , Number 219, Las Vegas , NV 89123

The Company conducts business in North, Central and South America, Europe, Asia, Africa, Australia, and Oceania .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elliott Small

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, President and CEO: 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Centers for Age Control Inc., Founder, President, and CEO: 2016-Present

Education

Harvard University, Biochemical Sciences

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elliott Small

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, President and CEO: 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Centers for Age Control Inc., Founder, President, and CEO: 2016-Present

Education

Harvard University, Biochemical Sciences

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employee in Nevada, USA.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	67,827
Voting Rights	None except by SPV lead investor
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	SBA EIDL
Amount outstanding	$75,767.00
Interest rate and payment schedule	3.75% per annum
Amortization schedule	N/A
Describe any collateral or security	
Maturity date	November 2, 2051
Other material terms	N/A

The total amount of outstanding debt of the company is $79,960.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$67,827.00	Marketing, Product enhancement, workforce, legal, WeFunder fee, Accounting	Completed August 29, 2022	Regulation CF

Ownership of the Company

Shares have not yet been issued. 20 million shares are authorized in articles of incorporation in Wyoming filed by the founder of the company, Elliott Small

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Elliott Small	No shares issued since incorporation

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$11,652.00	-$13,108.00	$0.00

Operations

As of December 31, 2022, Company has been financed with $74,700 in debt. Our equity crowdfunding campaign raised $67,827 with a goal of $50,000. We are not profitable and have an average burn rate of -$880 per month.

The Company intends to achieve/maintain/improve profitability in the next 12 months by using distributors to sell to health care practices and researchers and by developing and selling a consumer app version for individuals.

Liquidity and Capital Resources

On August 29, 2022, the Company completed an offering pursuant to Regulation CF and raised $67,827.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

Outside of the equity crowdfunding offering, the company is in discussions with angel investors and applies to new funding sources continually.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

Future material capital expenditures will be development of a consumer app version of the AgeMeter and continually offering the latest aging reversal remedies that might improve a person's performance on the AgeMeter test.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Elliott Small
(Signature)

Elliott Small
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Elliott Small

(Signature)

Elliott Small

(Name)

Founder and CEO

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

Financial Statements of Company and Co-Issuer

Centers for Age Control Inc.

Balance Sheet

Basis: Accrual

As of December 31, 2022

Account	Total
Assets	
Current Assets	
Bank	
Business Bank Account	7,408.04
Total for Bank	**7,408.04**
Accounts Receivable	3,364.00
Stripe Clearing	2,682.96
Total for Current Assets	**13,455.00**
Other Assets	
Intellectual Property	7,420.00
Software Development	183,063.72
Total for Other Assets	**190,483.72**
Fixed Assets	
Amazon Web Services	1,800.14
Furniture and Equipment	2,231.40
Total for Fixed Assets	**4,031.54**
Total for Assets	**207,970.26**
Liabilities & Equities	
Liabilities	
Current Liabilities	
Business Credit Card	5,260.25
Partner Contributions	55,979.80
Total for Current Liabilities	**61,240.05**
Other Liabilities	

Account	Total
Loan	74,700.00
Total for Other Liabilities	**74,700.00**
Total for Liabilities	**135,940.05**
Equities	
Owner's Equity	63,418.25
Current Year Earnings	-10,565.88
Retained Earnings	19,177.84
Total for Equities	**72,030.21**
Total for Liabilities & Equities	**207,970.26**

Amount is displayed in your base currency **USD

Centers for Age Control Inc.

Profit and Loss

Basis: Accrual

From January 01, 2022 To December 31, 2022

Account	Total
Operating Income	
Commission Income	372.42
Discount	-1,694.00
General Income	0.00
Sales	28,544.50
Shipping Charge	507.80
Total for Operating Income	**27,730.72**
Cost of Goods Sold	
Cost of Goods Sold	12,711.01
Total for Cost of Goods Sold	**12,711.01**
Gross Profit	**15,019.71**
Operating Expense	
Accounting	45.00
Advertising And Marketing	18,495.73
Bank Fees and Charges	196.45
Consultant Expense	0.00
Design Services	0.00
Income Tax	248.88
Insurance	207.16
Interest	733.03
IT and Internet Expenses	1,817.30
Legal Expense	131.95
Lodging	0.00
Meals and Entertainment	282.57

Account	Total
Memberships	99.00
Office Supplies	0.00
Other Expenses	0.00
Postage	90.00
Printing and Stationery	0.00
Rent Expense	360.00
Shopify Fees	38.85
Software	535.50
Square Fees	0.00
Stripe Fees	646.56
Telephone Expense	936.02
Travel Expense	721.59
Total for Operating Expense	**25,585.59**
Operating Profit	**-10,565.88**
Non Operating Income	
Total for Non Operating Income	**0.00**
Non Operating Expense	
Total for Non Operating Expense	**0.00**
Net Profit/Loss	**-10,565.88**

Amount is displayed in your base currency **USD

Centers for Age Control Inc.

Balance Sheet

Basis: Accrual

As of December 31, 2021

Account	Total
Assets	
Current Assets	
Bank	
Business Bank Account	18,218.98
Total for Bank	**18,218.98**
Accounts Receivable	3,250.00
Total for Current Assets	**21,468.98**
Other Assets	
Intellectual Property	7,420.00
Software Development	153,063.72
Total for Other Assets	**160,483.72**
Fixed Assets	
Furniture and Equipment	2,231.40
Total for Fixed Assets	**2,231.40**
Total for Assets	**184,184.10**
Liabilities & Equities	
Liabilities	
Current Liabilities	
Business Credit Card	3,487.58
Partner Contributions	86,818.68
Total for Current Liabilities	**90,306.26**
Other Liabilities	
Loan	74,700.00
Total for Other Liabilities	**74,700.00**

Account	Total
Total for Liabilities	**165,006.26**
Equities	
Current Year Earnings	5,872.26
Retained Earnings	13,305.58
Total for Equities	**19,177.84**
Total for Liabilities & Equities	**184,184.10**

Amount is displayed in your base currency **USD

Centers for Age Control Inc.

Profit and Loss

Basis: Accrual

From January 01, 2021 To December 31, 2021

Account	Total
Operating Income	
Commission Income	324.57
Discount	-249.50
General Income	0.00
Sales	70,937.94
Shipping Charge	1,861.40
Total for Operating Income	**72,874.41**
Cost of Goods Sold	
Cost of Goods Sold	37,759.18
Total for Cost of Goods Sold	**37,759.18**
Gross Profit	**35,115.23**
Operating Expense	
Accounting	124.95
Advertising And Marketing	14,309.95
Bank Fees and Charges	436.19
Consultant Expense	0.00
Design Services	0.00
Income Tax	0.00
Insurance	0.00
Interest	2,988.82
IT and Internet Expenses	1,744.34
Legal Expense	121.95
Lodging	0.00
Meals and Entertainment	0.00

Account	Total
Memberships	500.00
Office Supplies	0.00
Other Expenses	0.00
Postage	2.83
Printing and Stationery	0.00
Rent Expense	225.00
Shopify Fees	0.00
Software	296.13
Square Fees	1,261.38
Stripe Fees	0.00
Telephone Expense	680.80
Travel Expense	6,550.63
Total for Operating Expense	**29,242.97**
Operating Profit	**5,872.26**
Non Operating Income	
Total for Non Operating Income	**0.00**
Non Operating Expense	
Total for Non Operating Expense	**0.00**
Net Profit/Loss	**5,872.26**

Amount is displayed in your base currency **USD